FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September 29, 2005

Commission File Number: 001-10306

National Westminister Bank PLC

42 St Andrew Square

Edinburgh EH2 2YE

Scotland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

RESULTS FOR THE HALF YEAR ENDED 30 JUNE 2005

National Westminster Bank Plc (“NatWest” or the “Group”) is a wholly owned subsidiary of The Royal Bank of Scotland plc and its ultimate parent company is The Royal Bank of Scotland Group plc.

These results of NatWest are published to meet the requirements of the Listing Rules of the Financial Services Authority in respect of NatWest’s preference shares, which continue to be listed on the London Stock Exchange.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

The consolidated financial statements have, for the first time, been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The date of transition to IFRS for NatWest and the date of its opening IFRS balance sheet was 1 January 2004.

The standards applied, which will be adopted for the first time for the purpose of preparing consolidated financial statements for the year ending 31 December 2005, are those issued by the IASB and endorsed by the European Union (EU) (or where there is a reasonable expectation of endorsement) as at 31 December 2005.

The results for the first half of 2005 are based on all IFRS expected to be extant at 31 December 2005. The comparative figures for the six months ended 30 June 2004 reflect all applicable IFRS except for those relating to financial instruments and insurance contracts (IAS 32, IAS 39 and IFRS 4), which, as permitted by IFRS 1, have been applied from 1 January 2005. The results for the first half of 2005 and the first half of 2004 are therefore not directly comparable.

FINANCIAL HIGHLIGHTS

Profit before tax increased by 4% from £1,579 million to £1,636 million.

Total income was £4,085 million compared with £3,927 million in the prior year, an increase of £158 million, 4%. Operating expenses increased by £64 million, 3% to £2,073 million.

Provisions for impairment at £376 million were £37 million higher.

Total assets were up £53.9 billion from £192.7 billion to £246.6 billion reflecting the implementation of IAS 32 and IAS 39 on 1 January 2005. Loans and advances to customers were up 40%, £47.1 billion at £163.8 billion and loans and advances to banks increased by £5.5 billion to £38.6 billion, both reflecting the implementation of IAS 32 and IAS 39 and business growth.

The directors are satisfied with the progress of the Group in the first half of 2005 and do not expect any significant change in the second half of the year.

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2005 (unaudited)

In the Income Statement below, the comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	First half 2005	First half 2004
	£m	£m
Interest receivable	4,115	3,408
Interest payable	1,922	1,264

Net interest income	2,193	2,144

Fees and commissions receivable	1,786	1,632
Fees and commissions payable	(459)	(416)
Other non-interest income	565	567

Non-interest income	1,892	1,783

Total income	4,085	3,927
Operating expenses	2,073	2,009

Operating profit before provisions	2,012	1,918
Provisions	376	339

Operating profit before tax	1,636	1,579
Tax on operating profit*	421	393

Profit for the period	1,215	1,186
Minority interests	6	5
Preference dividends	—	18

Profit attributable to ordinary shareholders	1,209	1,163

*	includes overseas tax of £128 million for the first half of 2005 (2004 - £137 million).

CONDENSED CONSOLIDATED BALANCE SHEET

AT 30 JUNE 2005 (unaudited)

In the Consolidated Balance Sheet below, the comparative figures for 2004 have been restated for the implementation of all applicable IFRS, except for IAS 32, IAS 39 and IFRS 4, which have been applied from 1 January 2005.

	30 June 2005	30 June 2004
	£m	£m
Assets
Cash and balances at central banks	802	840
Items in the course of collection from other banks	2,637	2,736
Treasury bills and other eligible bills	404	269
Loans and advances to banks	38,645	33,101
Loans and advances to customers	163,755	116,693
Debt securities	25,405	26,620
Equity shares	1,650	1,096
Intangible assets	1,110	1,375
Property, plant and equipment	1,495	1,476
Settlement balances	4,996	4,424
Derivatives at fair value	3,124	1,874
Other assets, prepayments and accrued income	2,607	2,219

Total assets	246,630	192,723

Liabilities and equity
Deposits by banks	40,319	22,981
Items in the course of transmission to other banks	902	1,055
Customer accounts	147,867	120,112
Debt securities in issue	8,199	3,058
Settlement balances and short positions	25,605	23,199
Derivatives at fair value	2,960	1,908
Other liabilities, accruals and deferred income	3,791	4,020
Post-retirement benefit liabilities	1,217	2,060
Provisions for liabilities and charges	260	180
Subordinated liabilities	6,577	6,241

Total liabilities	237,697	184,814

Equity:
Minority interests	282	274
Shareholders’ equity	8,651	7,635
Total equity	8,933	7,909

Total liabilities and equity	246,630	192,723

CONDENSED STATEMENT OF CHANGES IN EQUITY

FOR THE HALF YEAR ENDED 30 JUNE 2005 (unaudited)

	First half 2005	First half 2004
	£m	£m
Net unrealised gains on available-for-sale financial assets	24	—
Net unrealised losses on cash flow hedges	(63)	—
Currency retranslation of net assets less related hedges	12	(63)
Currency translation adjustment on share premium account	—	(5)
Other movements	—	1

Net income recognised directly in equity	(27)	(67)
Profit for the period	1,215	1,186

Total recognised income and expense	1,188	1,119
Dividends	(5)	(1,523)
Changes in minority interests	(121)	285

Net increase/(decrease) in total equity	1,062	(119)

Opening total equity – UK GAAP	9,546	9,041
Implementation of IFRS (excluding IAS 32 and IAS 39)	(1,129)	(1,013)

Opening total equity as restated (excluding IAS 32 and IAS 39)	8,417	8,028
Implementation of IFRS (IAS 32 and 39)	(546)	—

Opening total equity as restated	7,871	8,028
Net increase/(decrease) in total equity	1,062	(119)

Closing total equity	8,933	7,909

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2005 (unaudited)

	First half 2005	First half 2004
	£m	£m
Cash flows from operating activities	7,288	(713)
Cash flows from investing activities	(821)	(811)
Cash flows from financing activities	(372)	(845)

Net increase/(decrease) in cash and cash equivalents	6,095	(2,369)
Cash and cash equivalents at 1 January	25,176	32,007

Cash and cash equivalents at 30 June	31,271	29,638

Cash and cash equivalents comprises cash on hand and demand deposits with banks together with short-term highly liquid investments that are readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

ANALYSIS OF IFRS ADJUSTMENTS EXCLUDING IAS 32, IAS 39 AND IFRS 4 (unaudited)

SUMMARY CONSOLIDATED INCOME STATEMENT

FOR THE HALF YEAR ENDED 30 JUNE 2004 (unaudited)

	UK GAAP	Effect of IFRS	IFRS
	£m	£m	£m
Net interest income	2,129	15	2,144
Non-interest income	1,784	(1)	1,783

Total income	3,913	14	3,927
Operating expenses	1,908	101	2,009

Operating profit before provisions	2,005	(87)	1,918
Provisions	339	—	339

Operating profit before tax	1,666	(87)	1,579
Tax on profit on operating profit	427	(34)	393

Profit for period	1,239	(53)	1,186
Minority interests	5	—	5
Preference dividends	18	—	18

Profit attributable to ordinary shareholders	1,216	(53)	1,163

ANALYSIS BY TYPE OF ADJUSTMENT (unaudited)

	Leases	Software development costs	Employee benefits	Goodwill	Other	Total
	£m	£m	£m	£m	£m	£m
Net interest income	11	4	—	—	—	15
Non-interest income	(1)	—	—	—	—	(1)
Total income	10	4	—	—	—	14
Operating expenses	—	82	44	(24)	(1)	101
Operating profit before provisions	10	(78)	(44)	24	1	(87)
Provisions	—	—	—	—	—	—
Operating profit before tax	10	(78)	(44)	24	1	(87)
Tax on operating profit	3	(24)	(13)	—	—	(34)
Profit for the period	7	(54)	(31)	24	1	(53)

NOTES

1.	Adoption of International Financial Reporting Standards (“IFRS”)

NatWest prepared its 2004 consolidated financial statements in accordance with accounting standards issued by the UK Accounting Standards Board, the pronouncements of the Urgent Issues Task Force, relevant Statements of Recommended Accounting Practice and in compliance with the Companies Act 1985.

The Group will henceforth prepare its consolidated financial statements in accordance with International Financial Reporting Standards, International Accounting Standards and interpretations issued by the International Financial Reporting Interpretation Committee and its predecessor body (together “IFRS”). The standards applied, which will be adopted for the first time for the purpose of preparing consolidated financial statements for the year ending 31 December 2005, will be those issued by the International Accounting Standards Board (“IASB”) and endorsed by the European Union (“EU”) (or where there is a reasonable expectation of endorsement) as at 31 December 2005.

The EU has not endorsed IAS 39 as issued by the IASB. The EU has relaxed some of the hedging requirements and introduced a prohibition on the designation of non-trading financial liabilities at fair value through profit or loss. However, the IASB has now amended the fair value option to restrict the circumstances in which non-trading financial liabilities can be designated as at fair value through profit or loss. The EU is expected to endorse these changes later this year. The transitional arrangements for the revised fair value option permit designation from 1 January 2005 for companies applying IAS 39 for the first time from that date.

Further standards and interpretations may be issued that could be applicable for financial years beginning on or after 1 January 2005 or that are applicable to later accounting periods but with an option for earlier adoption. The Group’s first annual financial statements under IFRS may, therefore, be prepared using different accounting policies from those used in preparing the financial information in this announcement. Furthermore, IFRS is currently being applied in the EU and other jurisdictions for the first time. It contains many new and revised standards, and practice in applying these standards and their interpretation is still developing. It should be noted therefore that the financial information included in this announcement is subject to change.

The relevant UK tax legislation has not yet been finalised and it is possible that the tax estimates included in this announcement will have to be revised as relevant elections are made in respect of the large number of UK companies in the Group.

A reconciliation of equity as at 30 June 2004 and of profit for the first half of 2004 under previous GAAP to IFRS is included in this announcement.

2.	Accounting policies

NatWest’s provisional IFRS accounting policies are shown on pages 9 to 16.

3.	Ordinary dividends

	First half 2005	First half 2004

	£m	£m
Dividend	—	1,500

NOTES (continued)

4.	Reconciliation of shareholders’ equity

30 June 2004
£m
UK GAAP shareholders’ equity	8,717
Adoption of IFRS other than IAS 32, IAS 39 and IFRS 4:
Goodwill and other intangibles	7
Software development costs	510
Leasing	(16)
Employee benefits	(1,877)
Other	2
Tax effect on above adjustments	412
Deferred tax	(120)

Shareholders’ equity under IFRS	7,635

5.	Auditors’ review

The interim results have been reviewed by NatWest’s auditors, Deloitte & Touche LLP, and their review report is set out on page 22.

6.	Date of approval

The interim results for the half year ended 30 June 2005 were approved by the Board of directors on 28 September 2005.

7.	Statutory accounts

Financial information contained in this document does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985 (“the Act”). The statutory accounts for the year ended 31 December 2004 have been filed with the Registrar of Companies and have been reported on by the auditors under section 235 of the Act. The report of the auditors was unqualified and did not contain a statement under section 237(2) or (3) of the Act.

PROVISIONAL ACCOUNTING POLICIES

1.	Adoption of International Financial Reporting Standards

The consolidated financial statements have, for the first time, been prepared in accordance with International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Financial Reporting Interpretations Committee of the IASB. The date of transition to IFRS for the Group and the date of its opening IFRS balance sheet was 1 January 2004. On initial adoption of IFRS, the Group applied the following exemptions from the requirements of IFRS and from their retrospective application as permitted by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’ (IFRS 1):

Business combinations – the Group has applied IFRS 3 ‘Business Combinations’ to business combinations that occurred on or after 1 January 2004. Business combinations before that date have not been restated. Under previous GAAP (‘UK GAAP’), goodwill arising on acquisitions was capitalised and amortised over its estimated useful economic life. The carrying amount of goodwill in the Group’s opening IFRS balance sheet was £273 million, its carrying value under UK GAAP as at 31 December 2003.

Fair value or revaluation as deemed cost – under UK GAAP, the Group’s freehold and long leasehold property occupied for its own use was recorded at valuation on the basis of existing use value. The Group has elected to use this valuation as at 31 December 2003 as deemed cost for its opening IFRS balance sheet. At this date, the carrying value under UK GAAP of freehold and long leasehold property occupied for own use was £1,334 million.

Compound financial instruments – the Group has not separated compound instruments between liability and equity components, as required by IAS 32, where the liability component was not outstanding at 1 January 2004. UK GAAP does not permit compound instruments to be separated between liability and equity components on issue.

Derecognition – the Group has applied the derecognition requirements of IAS 39 to transactions occurring on or after 1 January 1992.

Implementation of IAS 32, IAS 39 and IFRS 4 – as allowed by IFRS 1, the Group has not restated its 2004 consolidated income statement and balance sheet to comply with IAS 32, IAS 39 and IFRS 4.

In preparing the Group’s 2004 half year consolidated income statements and balance sheets, UK GAAP principles then current have been applied to financial instruments.

2.	Accounting convention

The financial statements have been prepared on the historical cost basis except that the following assets and liabilities are stated at their fair value: derivative financial instruments, held for trading financial assets and financial liabilities, financial assets that are designated at fair value through profit or loss, available-for-sale financial assets and investment property. Recognised financial assets and financial liabilities in fair value hedges are adjusted for changes in fair value in respect of the risk that is hedged.

3.	Basis of consolidation

The consolidated financial statements incorporate the financial statements of the holding company (National Westminster Bank Plc) and entities (including certain special purpose entities) controlled by the Group (its subsidiaries). Control exists where the Group has the power to govern the financial and operating policies of the entity; generally conferred by holding a majority of voting rights.

On acquisition of a subsidiary, its identifiable assets, liabilities and contingent liabilities are included in the consolidated accounts at their fair value. Any excess of the cost (the fair value of assets given, liabilities incurred or assumed and equity instruments issued by the Group plus any directly attributable costs) of an acquisition over the fair value of the net assets acquired is recognised as goodwill. The interest of minority shareholders is stated at their share of the fair value of the subsidiary’s net assets.

PROVISIONAL ACCOUNTING POLICIES (continued)

The results of subsidiaries acquired are included in the consolidated income statement from the date control passes to the Group. The results of subsidiaries sold are included up until the Group ceases to control them.

All intra-group balances, transactions, income and expenses are eliminated on consolidation. The consolidated accounts are prepared using uniform accounting policies.

4.	Revenue recognition

Interest income on financial assets that are classified as loans and receivables, available-for-sale or held-to-maturity and interest expense on financial liabilities other than those at fair value through profit or loss is determined using the effective interest rate method. The effective interest rate method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or liabilities) and of allocating the interest income or interest expense over the expected life of the asset or liability. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial carrying amount. Calculation of the effective interest rate takes into account fees receivable, that are an integral part of the instrument’s yield, premiums or discounts on acquisition or issue, early redemption fees and transaction costs. All contractual terms of a financial instrument are considered when estimating future cash flows.

Financial assets and financial liabilities held for trading and financial assets designated as fair value through profit or loss are recorded at fair value. Changes in fair value are recognised in profit or loss together with dividends and interest receivable and payable.

Commitment and utilisation fees are determined as a percentage of the outstanding facility. If it is unlikely that a specific lending arrangement will be entered into, such fees are taken to profit or loss over the life of the facility otherwise they are deferred and included in the effective interest rate on the advance.

Fees in respect of services are recognised as the right to consideration accrues through the provision of the service to the customer. The arrangements are generally contractual and the cost of providing the service is incurred as the service is rendered. The price is usually fixed and always determinable. The application of this policy to significant fee types is outlined below.

Payment services: this comprises income received for payment services including cheques cashed, direct debits, Clearing House Automated Payments (the UK electronic settlement system) and BACS payments (the automated clearing house that processes direct debits and direct credits). These are generally charged on a per transaction basis. The income is earned when the payment or transaction occurs. Payment services income is usually charged to the customer’s account, monthly or quarterly in arrears. Accruals are raised for services provided but not charged at period end.

Card related services: fees from credit card business include:

Commission received from retailers for processing credit and debit card transactions: income is accrued to the income statement as the service is performed.

Interchange received: as issuer, the Group receives a fee (interchange) each time a cardholder purchases goods and services. The Group also receives interchange fees from other card issuers for providing cash advances through its branch and Automated Teller Machine networks. These fees are accrued once the transaction has taken place.

An annual fee payable by a credit card holder is charged at the beginning of each year but is deferred and taken to profit or loss over the period of the service i.e. 12 months.

Insurance brokerage: this is made up of fees and commissions received from the agency sale of insurance. Commission on the sale of an insurance contract is earned at the inception of the policy as the insurance has been arranged and placed. However, provision is made where commission is refundable in the event of policy cancellation in line with estimated cancellations.

PROVISIONAL ACCOUNTING POLICIES (continued)

Investment management fees: fees charged for managing investments are recognised as revenue as the services are provided. Incremental costs that are directly attributable to securing an investment management contract are deferred and charged as expense as the related revenue is recognised.

5.	Pensions and other post-retirement benefits

The Group provides post-retirement benefits in the form of pensions and healthcare plans to eligible employees. The cost of defined benefit pension schemes and healthcare plans is assessed by independent professionally qualified actuaries and recognised on a systematic basis over employees’ service lives.

For defined benefit schemes, scheme liabilities are measured on an actuarial basis using the projected unit credit method and discounted at a rate that reflects the current rate of return on a high quality corporate bond of equivalent term and currency to the scheme liabilities. Scheme assets are measured at their fair value. Cumulative actuarial gains or losses that exceed 10 per cent of the greater of the assets or the obligations of the scheme are amortised to the income statement over the expected average remaining lives of participating employees. Past service costs are recognised immediately to the extent that benefits have vested; otherwise they are amortised over the period until the benefits become vested.

Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

Contributions to defined contribution pension schemes are recognised in the income statement when payable.

6.	Intangible assets and goodwill

Intangible assets that are acquired by the Group are stated at cost less accumulated amortisation and impairment losses. Amortisation is charged to profit or loss using methods that best reflect the economic benefits over their estimated useful economic lives and included in Depreciation and amortisation. The estimated useful economic lives are as follows:

Core deposit intangibles	7 years

Computer software	3-5 years

Other	5-10 years

Expenditure on internally generated goodwill and brands is written off as incurred. Acquired goodwill being the excess of the cost of an acquisition over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the subsidiary, associate or joint venture acquired is initially recognised at cost and subsequently at cost less any accumulated impairment losses. Goodwill arising on the acquisition of subsidiaries is included in the balance sheet caption ‘Intangible fixed assets’ and that on associates and joint ventures within their carrying amounts. The gain or loss on the disposal of a subsidiary, associate or joint venture includes the carrying value of any related goodwill.

7.	Property, plant and equipment

Items of property, plant and equipment are stated at cost less accumulated depreciation (see below) and impairment losses. Where an item of property, plant and equipment comprises major components having different useful lives, they are accounted for separately. Property that is being constructed or developed for future use as investment property is classified as property, plant and equipment and stated at cost until construction or development is complete, at which time it is reclassified as investment property.

PROVISIONAL ACCOUNTING POLICIES (continued)

Depreciation is charged to profit or loss on a straight-line basis so as to write off the depreciable amount of property, plant and equipment (including assets owned and let on operating leases) over their estimated useful lives. The depreciable amount is the cost of an asset less its residual value. Land is not depreciated. Estimated useful lives are as follows:

Freehold and long leasehold buildings	50 years

Short leaseholds	unexpired period of the lease

Property adaptation costs	10 to 15 years

Computer equipment	up to 5 years

Other equipment	4 to 15 years

8.	Impairment of intangible assets and property, plant and equipment

At each reporting date, the Group assesses whether there is any indication that its intangible assets or property, plant and equipment are impaired. If any such indication exists, the Group estimates the recoverable amount of the asset and the impairment loss if any. Irrespective of any indications of impairment, intangible assets (excluding goodwill) with indefinite useful lives are tested annually for impairment by comparing their carrying value with their recoverable amount. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. If an asset does not generate cash flows that are independent from those of other assets or groups of assets, recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of future cash flows from the asset or cash-generating unit discounted at a rate that reflects market interest rates adjusted for risks specific to the asset that have not been reflected in the estimation of future cash flows. If the recoverable amount of an intangible or tangible asset is less than its carrying value, an impairment loss is recognised immediately in profit or loss and the carrying value of the asset reduced by the amount of the loss. A reversal of an impairment loss on intangible assets (excluding goodwill) or property, plant and equipment is recognised as it arises provided the increased carrying value does not exceed that which it would have been had no impairment loss been recognised. Impairment losses on goodwill are not reversed.

9.	Foreign currencies

The Group’s consolidated financial statements are presented in sterling which is the functional currency of the Company.

Transactions in foreign currencies are translated into sterling at the foreign exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated into sterling at the rates of exchange ruling at the balance sheet date. Foreign exchange differences arising on translation are recognised in profit or loss except for differences arising on financial liabilities hedging net investments in foreign operations. Non-monetary items denominated in foreign currencies that are stated at fair value are translated into sterling at foreign exchange rates ruling at the dates the values were determined. Translation differences arising on non-monetary items measured at fair value are recognised in profit or loss except for differences arising on available-for-sale non-monetary financial assets, for example equity shares, which are included in the fair value reserve in equity unless the asset is the hedged item in a fair value hedge.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated into sterling at foreign exchange rates ruling at the balance sheet date. The revenues and expenses of foreign operations are translated into sterling at average exchange rates unless these do not approximate to the foreign exchange rates ruling at the dates of the transactions. Foreign exchange differences arising on translation of foreign operations are recognised directly in equity.

PROVISIONAL ACCOUNTING POLICIES (continued)

10.	Leases

Contracts to lease assets are classified as finance leases if they transfer substantially all the risks and rewards of ownership of the asset to the customer. Other contracts to lease assets are classified as operating leases.

Finance lease receivables are stated in the balance sheet at the amount of the net investment in the lease being the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Finance lease income is allocated to accounting periods so as to give a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review to identify potential impairments. If there has been a reduction in the estimated unguaranteed residual value, the income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is credited to the income statement on a receivable basis over the term of the lease. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives (see note 7).

11.	Taxation

Provision is made for taxation at current enacted rates on taxable profits, arising in income or in equity, taking into account relief for overseas taxation where appropriate. Deferred taxation is accounted for in full for all temporary differences between the carrying amount of an asset or liability for accounting purposes and its carrying amount for tax purposes, except in relation to overseas earnings where remittance is controlled by the Group, and goodwill.

Deferred tax assets are only recognised to the extent that it is probable that they will be recovered.

12.	Financial assets

Financial assets are classified into held-to-maturity investments; available-for-sale financial assets; held for trading; designated as fair value through profit or loss; or loans and receivables.

Held-to-maturity investments – a financial asset is classified as held-to-maturity investments only if it has fixed or determinable payments, a fixed maturity and the Group has the positive intention and ability to hold to maturity. Held-to-maturity investments are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at amortised cost using the effective interest method (see note 4 above) less any impairment losses.

Held-for-trading – a financial asset is classified as held-for-trading if it is acquired principally for the purpose of the selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial assets are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses on held-for-trading financial assets are recognised in profit or loss as they arise.

Designated at fair value through profit or loss – financial assets that the Group designates on initial recognition as being at fair value through profit and loss are recognised at fair value with transaction costs being recognised in profit or loss and are subsequently measured at fair value. Gains and losses on financial assets that are designated at fair value through profit or loss are recognised in profit or loss as they arise.

Loans and receivables – non-derivative financial assets with fixed or determinable repayments that are not quoted in an active market are classified as loans and receivables except those that are classified as held-to-maturity, held for trading or designated as fair value through profit or loss. Loans and receivables are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at adjusted cost using the effective interest method (see note 4 above) less any impairment losses.

PROVISIONAL ACCOUNTING POLICIES (continued)

Available-for-sale – financial assets that are not classified as held-to-maturity; held for trading; designated at fair value through profit or loss; or loans and receivables are classified as available for sale. Financial assets can be designated as available-for-sale on initial recognition. Available-for-sale financial assets are initially recognised at fair value plus directly related transaction costs. They are subsequently measured at fair value. Exchange differences resulting from retranslating the amortised cost of currency monetary available-for-sale financial assets are recognised in profit or loss. Other changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Interest calculated using the effective interest rate (see note 4 above) is recognised in profit or loss.

Regular way purchases of financial assets classified as loans and receivables are recognised on settlement date; all other regular way purchases are recognised on trade date.

Fair value for a net open position in a financial asset that is quoted in an active market is the current bid price times the number of units of the instrument held. Fair values for financial assets not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial assets.

13.	Impairment of financial assets

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets classified as held-to-maturity, available-for-sale or loans and receivables is impaired. A financial asset or portfolio of financial assets is impaired and an impairment loss incurred if there is objective evidence that an event or events since initial recognition of the asset have adversely affected the amount or timing of future cash flows from the asset.

Financial assets carried at amortised cost - if there is objective evidence that an impairment loss on a financial asset or group of financial assets classified as loans and receivable or as held-to-maturity investments has been incurred, the Group measures the amount of the loss as the difference between the carrying amount of the asset or group of assets and the present value of estimated future cash flows from the asset or group of assets discounted at the effective interest rate of the instrument at initial recognition. Impairment losses are assessed individually for financial assets that are individually significant and individually or collectively for assets that are not individually significant. In making collective assessment of impairment, financial assets are grouped into portfolios on the basis of similar risk characteristics. Future cash flows from these portfolios are estimated on the basis of the contractual cash flows and historical loss experience for assets with similar credit risk characteristics. Historical loss experience is adjusted, on the basis of current observable data, to reflect the effects of current conditions not affecting the period of historical experience.

Impairment losses are recognised in profit or loss and the carrying amount of the financial asset or group of financial assets reduced by establishing an allowance for impairment losses. If in a subsequent period the amount of the impairment loss reduces and the reduction can be ascribed to an event after the impairment was recognised, the previously recognised loss is reversed by adjusting the allowance. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

Financial assets carried at fair value – when a decline in the fair value of a financial asset classified as available-for-sale has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss is removed from equity and recognised in profit or loss. The loss is measured as the difference between the amortised cost of the financial asset and its current fair value. Impairment losses on available-for-sale equity instruments are not reversed through profit or loss, but those on available-for-sale debt instruments are reversed, if there is an increase in fair value that is objectively related to a subsequent event.

PROVISIONAL ACCOUNTING POLICIES (continued)

14.	Financial liabilities

A financial liability is classified as held-for-trading if it is incurred principally for the purpose of selling in the near term, or forms part of a portfolio of financial instruments that are managed together and for which there is evidence of short-term profit taking, or it is a derivative (not in a qualifying hedge relationship). Held-for-trading financial liabilities are recognised at fair value with transaction costs being recognised in profit or loss. Subsequently they are measured at fair value. Gains and losses are recognised in profit or loss as they arise. All other financial liabilities are measured at amortised cost using the effective interest method (see note 4 above).

Fair value for a net open position in a financial liability that is quoted in an active market is the current offer price times the number of units of the instrument held or issued. Fair values for financial liabilities not quoted in an active market are determined using appropriate valuation techniques including discounting future cash flows, option pricing models and other methods that are consistent with accepted economic methodologies for pricing financial liabilities.

15.	Sale and repurchase transactions

Securities which have been sold with an agreement to repurchase continue to be shown on the balance sheet and the sale proceeds recorded as a deposit where the Group retains substantially all the risks and rewards of ownership of the securities. Securities acquired in reverse sale and repurchase transactions are not recognised on the balance sheet and the purchase price is treated as a loan if the Group is not exposed to the risks and rewards of ownership.

16.	Capital instruments

The Group classifies a financial instrument that it issues as a financial asset, financial liability or an equity instrument in accordance with the substance of the contractual arrangement. An instrument is classified as a liability if it is a contractual obligation to deliver cash or another financial asset, or to exchange financial assets or financial liabilities on potentially unfavourable terms. An instrument is classified as equity if it evidences a residual interest in the assets of the Group after the deduction of liabilities. The components of a compound financial instrument issued by the Group are classified and accounted for separately as financial assets, financial liabilities or equity as appropriate.

17.	Derivatives and hedging

Derivative financial instruments are recognised initially, and subsequently measured, at fair value. Derivative fair values are determined from quoted prices in active markets where available. Where there is no active market for an instrument, fair value is derived from prices for the derivative’s components using appropriate pricing or valuation models.

A derivative embedded in a contract is accounted for as stand-alone derivative if its economic characteristics are not closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Gains and losses arising from changes in fair value of a derivative are recognised as they arise in profit or loss unless the derivative is the hedging instrument in a qualifying hedge. The Group enters into three types of hedge relationship: hedges of changes in the fair value of a recognised asset or liability or firm commitment (fair value hedges); hedges of the variability in cash flows from a recognised asset or liability or a forecast transaction (cash flow hedges); and hedges of the net investment in a foreign entity.

Hedge relationships are formally documented at inception. The documentation includes identification of the hedged item and the hedging instrument, details the risk that is being hedged and the way in which effectiveness will be assessed at inception and during the period of the hedge. If the hedge is not highly effective in offsetting changes in fair values or cash flows attributable to the hedged risk, consistent with the documented risk management strategy, hedge accounting is discontinued.

PROVISIONAL ACCOUNTING POLICIES (continued)

Fair value hedge – in a fair value hedge, the gain or loss on the hedging instrument is recognised in profit or loss. The gain or loss on the hedged item attributable to the hedged risk is recognised in profit or loss and adjusts the carrying amount of the hedged item. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting or if the hedging instrument expires or is sold, terminated or exercised or if hedge designation is revoked. If the hedged item is one for which the effective interest rate method is used, any cumulative adjustment is amortised to profit or loss over the life of the hedged item using a recalculated effective interest rate. If the hedged item is an equity share, the adjustment remains in equity until the share is sold.

Cash flow hedge - where a derivative financial instrument is designated as a hedge of the variability in cash flows of a recognised asset or liability or a highly probable forecast transaction, the effective portion of the gain or loss on the hedging instrument is recognised directly in equity. The ineffective portion is recognised in profit or loss. When the forecast transaction results in the recognition of a financial asset or financial liability, the cumulative gain or loss is reclassified from equity in the same periods in which the asset or liability affects profit or loss. Otherwise the cumulative gain or loss is removed from equity and recognised in profit or loss at the same time as the hedged transaction. Hedge accounting is discontinued if the hedge no longer meets the criteria for hedge accounting; if the hedging instrument expires or is sold, terminated or exercised; if the forecast transaction is no longer expected to occur; or if hedge designation is revoked. On the discontinuance of hedge accounting (except where a forecast transaction is no longer expected to occur), the cumulative unrealised gain or loss recognised in equity is recognised in profit or loss when the hedged cash flow occurs or, if the forecast transaction results in the recognition of a financial asset or financial liability, in the same periods during which the asset or liability affects profit or loss. Where a forecast transaction is no longer expected to occur, the cumulative unrealised gain or loss is recognised in profit or loss immediately.

Hedge of net investment in a foreign operation - where a foreign currency liability hedges a net investment in a foreign operation, the portion of foreign exchange differences arising on translation of the liability determined to be an effective hedge is recognised directly in equity. Any ineffective portion is recognised in profit or loss.

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS ACCOUNTING POLICIES

UK GAAP	IFRS

(a) Goodwill

Goodwill arising on acquisitions is capitalised and amortised over its estimated useful economic life. Goodwill is reviewed for impairment at the end of the first full year following an acquisition and subsequently if events or changes in circumstances indicated that its carrying value might not be recoverable,	Goodwill is recorded at cost less any accumulated impairment losses. Goodwill is tested annually for impairment or more frequently if events or changes in circumstances indicate that it might be impaired.

(b) Intangibles other than goodwill

Computer software development costs

Most computer software development costs are written off as incurred.	Computer software development costs are capitalised if they create an identifiable intangible asset. They are amortised over their estimated useful life of three years.

Other intangibles

An intangible asset acquired in a business combination is capitalised separately from goodwill only if it can be disposed of separately from the revenue-earning activity to which it contributes and its value can be measured reliably.	An intangible asset is recognised as an asset separately from goodwill if it is separable or it arises from contractual or other legal rights regardless of whether these rights are transferable or separable.

(c) Leasing

Finance lease income is recognised so as to give a level rate of return on the net cash investment in the lease; tax cash flows are taken into account in allocating income.

Assets held under operating leases are depreciated on a straight-line or reverse-annuity basis.

IFRS requires a level rate of return on the net investment in the lease. Tax cash flows are not reflected in the pattern of income recognition.

Assets held on operating leases are depreciated on a straight-line basis.

(d) Dividends

Dividends payable on ordinary shares are recorded in the period to which they relate.	Dividends are recorded in the period in which they are declared.

(e) Consolidation

UK GAAP requires consolidation of entities controlled by the reporting entity. Control is the ability to direct the financial and operating policies of an entity.	All entities controlled by the Group are consolidated together with special purpose entities (SPEs) where the substance of the relationship between the reporting entity and the SPE indicates that it is controlled by the reporting entity.

(f) Associates and joint ventures

An associate is an entity in which the reporting entity holds a participating interest and over whose operating and financial policies it exercises a significant influence in practice. A joint venture is an entity in which the reporting entity in practice shares control with other investors. Associates are accounted for using the equity method and joint ventures using the gross equity method.	The definitions of associate and joint venture are similar to those in UK GAAP. However, significant influence is defined as the power to participate in the financial and operating policies of the associate. A joint venture is an entity where the strategic financial and operating decisions require the unanimous consent of the parties sharing control. Associates are accounted for using the equity method. The Group proportionately consolidates its joint ventures.

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS

ACCOUNTING POLICIES (continued)

(g) Property, plant and equipment

The Group’s freehold and long leasehold property occupied for its own use is recorded at valuation on the basis of existing use value.

The Group’s freehold and long leasehold property occupied for its own use is recorded at cost less depreciation.

The Group has elected to use the UK GAAP valuation as at 31 December 2003 as deemed cost for freehold and long leasehold property occupied for its own use in its opening IFRS balance sheet (1 January 2004).

(h) Pensions

Pension scheme assets are measured at fair value using mid-market prices.

The profit and loss account reflects the current and past service costs, and the interest or discount unwind attributable to the assets and liabilities of the fund.

Actuarial gains and losses representing other movements in the net pension asset or liability are recognised in the statement of total recognised gains and losses.

Pension scheme assets are measured at fair value using bid prices.

The income statement reflects the current and past service costs, and the cumulative excess actuarial gains and losses amortised over the expected average remaining lives of participating employees. Excess gains and losses are those exceeding 10% of the higher of the gross or liabilities of the scheme.

Any surplus or deficit of scheme assets over liabilities adjusted for unrecognised actuarial gains and losses and past service costs is recognised in the balance sheet as an asset (surplus) or liability (deficit).

(i) Income tax

Deferred tax is not accounted for in relation to revaluations of fixed assets where there is no commitment to dispose of the asset or in relation to taxable gains or losses on sales of fixed assets that are rolled over into the tax cost of replacement fixed assets.	Deferred tax is provided on fixed asset revaluations and on taxable gains and losses on fixed asset sales rolled over into the tax cost of replacement assets.

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS

ACCOUNTING POLICIES (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4

UK GAAP	IFRS

(j) Financial instruments: financial assets

Loans are measured at cost less provisions for bad and doubtful debts, derivatives held for trading are carried at fair value and hedging derivatives are accounted for in accordance with the treatment of the item being hedged (see Derivatives and hedging below).

Debt securities and equity shares intended for use on a continuing basis in the Group’s activities are classified as investment securities are stated at cost less provision for any permanent diminution in value. The cost of dated investment securities is adjusted for the amortisation of premiums or discounts. Other debt securities and equity shares are carried at fair value.

Under IAS 39, financial assets are classified into held-to-maturity; available-for-sale; held for trading; designated as fair value through profit or loss; and loans and receivables. Financial assets classified as held-to-maturity or as loans and receivables are carried at amortised cost. Other financial assets are measured at fair value. Changes in the fair value of available-for-sale financial assets are reported in a separate component of shareholders’ equity. Changes in the fair value of financial assets held for trading or designated as fair value are taken to profit or loss. Financial assets can be classified as held-to-maturity only if they have a fixed maturity and the reporting entity has the positive intention and ability to hold to maturity. Trading financial assets are held for the purpose of selling in the near term. IFRS allows any financial asset to be designated as fair value through profit or loss on initial recognition. Unquoted debt financial assets that are not classified as held-to-maturity, held for trading or designated as fair value through profit or loss are categorised as loans and receivables. All other financial assets are classified as available-for-sale.

(k) Financial instruments: financial liabilities

Under UK GAAP, short positions in securities and trading derivatives are carried at fair value; all other financial liabilities are recorded at amortised cost.

IAS 39 requires all financial liabilities to be measured at amortised cost except those held for trading and those that were designated as fair value through profit or loss on initial recognition.

On implementation of IAS 39, no financial liabilities were designated at fair value through profit or loss.

(l) Liabilities and equity

Under UK GAAP all shares were classified as shareholders’ funds. An analysis of shareholders’ funds between equity and non-equity interests is given.	There is no concept of non-equity shares in IFRS. Instruments are classified between equity and liabilities in accordance with the substance of the contractual arrangements. A non-derivative instrument is classified as equity if it does not include a contractual obligation either to deliver cash or to exchange financial instruments with another entity under potentially unfavourable conditions, and, if the instrument will or may be settled by the issue of equity, settlement does not involve the issue of a variable number of shares.

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS

ACCOUNTING POLICIES (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4 (continued)

(m) Effective interest rate and lending fees

Under UK GAAP, loan origination fees are recognised when received unless they are charged in lieu of interest.	IAS 39 requires the amortised cost of a financial instrument to be calculated using the effective interest method. The effective interest rate is the rate that discounts estimated future cash flows over an instrument’s expected life to its net carrying value. It takes into account all fees and points paid that are an integral part of the yield, transaction costs and all other premiums and discounts.

(n) Derivatives and hedging

Under UK GAAP non-trading derivatives are accounted for on an accruals basis in accordance with the accounting treatment of the underlying transaction or transactions being hedged. If a non-trading derivative transaction is terminated or ceases to be an effective hedge, it is re-measured at fair value and any gain or loss amortised over the remaining life of the underlying transaction or transactions being hedged. If a hedged item is derecognised the related non-trading derivative is remeasured at fair value and any gain or loss taken to the income statement.

Under IAS 39, all derivatives are measured at fair value. Hedge accounting is permitted for three types of hedge relationship: fair value hedge – the hedge of changes in the fair value of a recognised asset or liability or firm commitment; cash flow hedge - the hedge of variability in cash flows from a recognised asset or liability or a forecasted transaction; and the hedge of a net investment in a foreign entity. In a fair value hedge the gain or loss on the derivative is recognised in profit or loss as it arises offset by the corresponding gain or loss on the hedged item attributable to the risk hedged. In a cash flow hedge and in the hedge of a net investment in a foreign entity, the element of the derivative’s gain or loss that is an effective hedge is recognised directly in equity. The ineffective element is taken to the income statement. Certain conditions must be met for a relationship to qualify for hedge accounting. These include designation, documentation and prospective and actual hedge effectiveness. On implementation of IAS 39, non-trading derivatives were remeasured at fair value.

A derivative embedded in a contract is accounted for as stand-alone derivative if its economic characteristics are not clearly and closely related to the economic characteristics of the host contract; unless the entire contract is carried at fair value through profit or loss.

Embedded derivatives are not bifurcated from the host contract.

SIGNIFICANT DIFFERENCES BETWEEN UK GAAP AND IFRS

ACCOUNTING POLICIES (continued)

IMPLEMENTATION OF IAS 32, IAS 39 and IFRS 4 (continued)

(o) Loan impairment

Under UK GAAP provisions for bad and doubtful debts are made so as to record impaired loans at their ultimate net realisable value.

Specific provisions are established against individual advances or portfolios of smaller balance homogeneous advances and the general provision covers advances impaired at the balance sheet date but which have not been identified as such. Interest receivable from loans and advances is credited to the income statement as it accrues unless there is significant doubt that it can be collected.

IFRS require impairment losses on financial assets carried at amortised cost to be measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate.

There is no concept of specific and general provision - under IFRS impairment is assessed individually for individually significant assets but can be assessed collectively for other assets. Once an impairment loss has been recognised on a financial asset or group of financial assets, interest income is recognised on the carrying amount using the rate of interest at which estimated future cash flows were discounted in measuring impairment.

(p) Offset

Under UK GAAP an intention to settle net is not a requirement for set off; the entity must have the ability to insist on net settlement and that ability is assured beyond doubt.	For a financial asset and financial liability to be offset, IFRS require that an entity must intend to settle on a net basis or to realise the asset and settle the liability simultaneously.

(q) Linked presentation

FRS 5 ‘Reporting the Substance of Transactions’ allows qualifying transactions to be presented using the linked presentation.	There is no linked presentation under IFRS. If substantially all the risks and rewards have been retained, the gross assets and related funding are presented separately.

(r) Extinguishment of liabilities

Under UK GAAP, recognition of a financial liability ceases once any transfer of economic benefits to the creditor is no longer likely.	A financial liability is removed from the balance sheet when, and only when, it is extinguished i.e. when the obligation specified in the contract is discharged or cancelled or expires.

INDEPENDENT REVIEW REPORT TO NATIONAL WESTMINSTER BANK Plc

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2005 on pages 3 to 5 and pages 7 to 16 which comprises the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed statement of changes in equity, the condensed consolidated cash flow statement, related notes 1 to 7 and the provisional accounting policies (“the financial information”). We have read the other information contained in the interim results announcement and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors’ responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

International Financial Reporting Standards

As disclosed in note 1 of the financial information, the next annual financial statements of NatWest will be prepared in accordance with International Financial Reporting Standards (“IFRS”) as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP

Chartered Accountants

Edinburgh

28 September 2005

CONTACTS

Fred Watt	Group Finance Director	020 7672 0008

0131 523 2028

Richard O’Connor	Head of Investor Relations	020 7672 1758

END

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28th September 2005

NATIONAL WESTMINSTER BANK PLC (Registrant)

By:	/s/ H Campbell
Name:	H Campbell
Title:	Head of Group Secretariat